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                           February 3, 2023

       Jake Noch
       Chief Executive Officer
       Music Licensing Inc.
       3811 Airport Pulling Road North, Suite 203
       Naples, FL 34105

                                                        Re: Music Licensing
Inc.
                                                            Amendment No. 11 to
Offering Statement on Form 1-A
                                                            Filed January 31,
2023
                                                            File No. 024-12048

       Dear Jake Noch:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2023 letter.

       Amendment No. 11 to Offering Statement on Form 1-A Filed January 31,
2023

       History of the Share Exchange Transaction, page 17

   1. We note your amended disclosure in response to comment 2 and we reissue it in part.
                                                        Please clarify that
execution of the Share Exchange Agreement presents a conflict of interest. In each
instance where you make statements about Mr. Noch's inability to make changes to the Share
Exchange Agreement, please also disclose that the Share Exchange
                                                        Agreement was agreed
upon by Jake Noch, the controlling shareholder of both parties to the transaction.
Additionally, we note your statement that "[t]he terms of the Share
                                                        Exchange Agreement were
fixed and unable to be changed since the terms of the Share
                                                        Exchange Agreement were
embedded in the terms of the Stock Purchase Agreement."
                                                        We note the following
term from Section 4(o) in the Stock Purchase Agreement:
 Jake Noch
Music Licensing Inc.
February 3, 2023
Page 2

      "Buyer represents that following the closing, Pro Music Rights, Inc. will be acquired by the Company through a merger or share exchange in consideration of 3,500,000,000 shares of common stock of the Company and voting preferred stock."

      Please disclose whether voting preferred stock were part of the Share Exchange
      Agreement, and if not, why not.
2. We note your statement that "[t]he closing of the Share Exchange Agreement occurred on
      August 15, 2022, and as a result, Pro Music became a wholly-owned subsidiary of the
      Company. This also resulted in a change of control, as Jake P. Noch became the majority shareholder and a Director of the Company. This change of control was effectuated by the execution of the Share Exchange Agreement, which was agreed upon by the controlling shareholder of both parties to the transaction, Jake Noch." Please refer to comment 2 in our letter dated January 6, 2023, which we reissue in part here. Your disclosure in your
      Form 1-U dated July 22, 2022, and your disclosure elsewhere in this offering circular, indicates that Jake P. Noch acquired control of the Company and was appointed as
      Chairman of the Board of Directors of on July 19, 2022 and Sam Talari resigned as of the same date. Please revise to remove your disclosure that Mr. Noch became the majority shareholder and director of the company as a result of the Share Exchange, when in fact he was already the controlling shareholder and sole director and officer of the company as a result of the Stock Purchase Agreement.
        You may contact Blaise Rhodes at (202) 551-3774 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameJake Noch
                                                           Division of
Corporation Finance
Comapany NameMusic Licensing Inc.
                                                           Office of Trade &
Services
February 3, 2023 Page 2
cc:       Nick Antaki
FirstName LastName